[EMULEX LETTERHEAD]
March 5, 2008
VIA EDGAR AND FAX
Mark P. Shuman
Branch Chief — Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington D. C. 20549

Re:	Emulex Corporation (File No. 001-31353) Form 10-K for the fiscal year ended July 1, 2007 Filed August 24, 2007
Dear Mr. Shuman:
     On behalf of Emulex Corporation (the “Company” or “Emulex”), I am responding to your letter dated February 29, 2008 relating to the above-referenced annual report. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.
Form 10-K for Fiscal Year Ended July 1, 2007
Forward-Looking Statements, page 28
1.	Comment:

You indicate on page 28 that there is uncertainty regarding the ability of the company to integrate the technology, operations and personnel of Aarohi and Sierra Logic into your existing operations in a timely manner; but you state on page 31 that these companies have already been integrated into your operations. Please explain the apparent inconsistency in your disclosure regarding the timing of your integration of these acquired companies.

Emulex Corporation Response

Response:

The disclosure on page 28 regarding the uncertainty as to the timing of the integration of the acquired businesses was inadvertently included in the filing. The intended disclosure, which is reflected in the Company’s Form 10-Q for the first quarter of fiscal 2008, does not relate to the timing of integration (which was completed, as noted in page 31 of the 10-K) but relates to the Company’s ability to realize the benefits of the acquisitions and to the effectiveness of such integration. The Company notes that it no longer believes that effective integration of the acquired businesses is a risk and the Company’s most recent periodic reports do not include reference to the risks of integration.
Exhibits
2.	Comment:

We note your disclosure on page 33 regarding customers that accounted for at least 10% of your net revenue for 2006 and/or 2007. We note further disclosure on page 34 and elsewhere in your filing that your business, results of operations and financial condition could be materially adversely affected in the event that sales to your significant customers decline or if your OEM customers change their business practices in a way that affects the timing of your revenues. Please provide us with an analysis as to why you have determined that your contracts, if any, with each of EMC, Hewlett-Packard, IBM and Info X do not need to be filed as exhibits to your annual report pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

While the Company’s success is dependent upon its relationships with its major OEM customers as these customers are the ultimate source of demand for the Company’s products, the Company does not believe it is substantially dependent upon any particular contract or contracts with these customers. As is common in the technology industry, the arrangements with the Company’s major OEM customers are non-exclusive, have no volume commitments, generally have no specific pricing commitments, and do not constitute continuing commitments to purchase the Company’s products by the customer. Customer purchases are made pursuant to arranging product deliveries, individual purchase orders, or demand forecasts received in the ordinary course, none of which are long-term in nature or constitute continuing commitments to purchase products. Further, demand forecasts received from customers are generally cancelable by those customers without penalty. Given the foregoing, the Company does not believe that the arrangements with its customers fall within the category of material contracts required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Emulex Corporation Response

Definitive Proxy Statement on Schedule 14A filed October 15, 2007
Compensation Discussion and Analysis, page 29
General
3.	Comment:

As you are aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you draft future versions of your executive compensation and other related disclosure. In drafting future executive compensation disclosure, please consider providing a more complete description of your executive compensation practices in the following areas:
•	appropriate analysis and insight into how the Compensation Committee determined specific payouts;

•	benchmarking of the elements of your compensation program; and

•	appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.
Response:

The Company notes and understands the Staff’s desire for more complete disclosure of executive compensation practices in future filings and will endeavor to comply with Staff observations and guidance on the subject in general and with respect to the areas of disclosure noted in the comment.
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Emulex Corporation Response

     Please do not hesitate to call me if you have any further comments or questions regarding this response.

Very truly yours, Emulex Corporation
By:	/s/ Michael J. Rockenbach
Michael J. Rockenbach,
Executive Vice President and CFO

Enclosures

cc:	James M. McCluney Randall G. Wick Natalie J. L. Smith Robert M. Steinberg